[CyDex Pharmaceuticals, Inc. Letterhead]

October 27, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:
CyDex Pharmaceuticals, Inc.
Registration Statement on Form S-1
Commission File No. 333-149663
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, CyDex Pharmaceuticals, Inc. (the "Registrant") hereby applies for the immediate withdrawal of its Registration Statement on Form S-1 , together with all exhibits and amendments thereto, Commission File No. 333-149663 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 12, 2008.

Pursuant to the Registration Statement, the Registrant proposed to register its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $50,000,000. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request that the Registration Statement be withdrawn as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Brett D. White, outside counsel of the Registrant, at (650) 843-5191.

Sincerely,

CyDex Pharmaceuticals, Inc.

/s/ Allen K. Roberson

Allen K. Roberson, CPA
Vice President and Chief Financial Officer

cc: Brett D. White